BROWN BOX FINANCIAL SERVICES, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Brown Box Financial Services, Inc.
Horseshoe Bay, Texas

We have reviewed the accompanying financial statements of Brown Box Financial Services, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of changes in stockholders' equity, and statements of cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

May 7, 2024
Los Angeles, California

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 147,426	$ 191,638
Accounts Receivable, net	42,608	58,824
Note Receivable	206,466	186,166
Prepaids and Other Current Assets	45,179	6,352
Total Current Assets	**441,679**	**442,980**
Property and Equipment, net	31,795	35,166
Intangible Assets	426,050	459,849
Security Deposit	3,400	3,400
Right-of-Use Assets	106,065	102,459
Total Assets	**$ 1,008,988**	**$ 1,043,853**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 20,006	$ 24,960
Credit Cards	21,551	3,506
Current Portion of Loans and Notes	44,517	85,349
Current Portion of Lease Liabilities	23,366	14,383
Shareholder Loan	-	7,334
Other Current Liabilities	-	2,501
Total Current Liabilities	**109,439**	**138,033**
Promissory Notes and Loans	229,497	274,014
Lease Liabilities, net of current portion	91,693	96,983
Total Liabilities	**430,629**	**509,029**
STOCKHOLDERS EQUITY		
Common Stock	40,000	40,000
Subscription Receivable	(39,900)	(39,900)
Additional Paid in Capital	307,140	307,140
Retained Earnings	271,120	227,584
Total Stockholders' Equity	**578,360**	**534,824**
Total Liabilities and Stockholders' Equity	**$ 1,008,989**	**$ 1,043,853**

See accompanying notes to financial statements.

BROWN BOX FINANCIAL SERVICES, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
Net Revenue	$ 1,328,452	$ 1,243,528
Cost of Goods Sold	466,867	402,444
Gross Profit	861,585	841,084
Operating Expenses		
General and Administrative	771,575	745,988
Sales and Marketing	-	7,604
Total Operating Expenses	771,575	753,592
Operating Income	90,010	87,492
Interest Expense	45,655	45,861
Other Loss/(Income)	819	(11,365)
Income before provision for income taxes	43,536	52,996
Provision/(Benefit) for income taxes	-	-
Net Income	**$ 43,536**	**$ 52,996**

See accompanying notes to financial statements.

BROWN BOX FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Subscription	Additional Paid	Retained	Total Shareholder
(in , $US)	**Shares**	**Amount**	**Receivable**	**In Capital**	**Earnings**	**Equity**
Balance—December 31, 2021	**40,000,000**	**$ 40,000**	**$ (39,900)**	**$ 101,785**	**$ 182,690**	**$ 284,575**
Issuance of Warrants	-	-	-	200,000	-	200,000
Share-Based Compensation	-	-	-	5,355	-	5,355
Adopting new lease accounting standards (ASC 842)	-	-	-	-	**(8,102)**	(8,102)
Net Income/(Loss)	-	-	-	-	52,996	52,996
Balance—December 31, 2022	**40,000,000**	**$ 40,000**	**$ (39,900)**	**$ 307,140**	**$ 227,584**	**$ 534,824**
Net Income/(Loss)	-		-	-	43,536	43,536
Balance—December 31, 2023	**40,000,000**	**$ 40,000**	**$ (39,900)**	**$ 307,140**	**$ 271,120**	**$ 578,360**

See accompanying notes to financial statements.

BROWN BOX FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$ 43,536	$ 52,996
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	3,371	3,375
Amortization of Intangibles	62,599	40,432
Non-cash Lease Expense	86	805
Share-based Compensation	-	5,355
Changes in operating assets and liabilities:		
Accounts Receivable, net	16,216	(60)
Note Receivable	(20,300)	(93,730)
Prepaids and Other Current Assets	(38,827)	6,064
Accounts Payable	(4,955)	(115,137)
Credit Cards	18,045	3,506
Other Current Liabilities	(2,501)	(22,618)
Net cash provided/(used) by operating activities	**77,272**	**(119,012)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(28,800)	-
Net cash provided/(used) in investing activities	**(28,800)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Warrants	-	200,000
Borrowing on Shareholder Loans	(7,334)	(9,291)
Borrowing on Promissory Notes and Loans	(85,349)	(105,282)
Net cash provided/(used) by financing activities	**(92,683)**	**85,427**
Change in Cash & Cash Equivalents	(44,211)	(33,584)
Cash — Beginning of the Year	191,638	225,222
Cash — End of the Year	**$ 147,427**	**$ 191,638**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 45,655	$ 45,861
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Right-of-use asset recorded in exchange of lease liabilities upon adoption of ASC 842	$ -	$ 8,102

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Brown Box Financial Services, Inc. was incorporated on November 17, 2015, in the state of Delaware. The financial statements of Brown Box Financial Services, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Horseshoe Bay, Texas.

Brown Box Financial Services, Inc. ("BBFS") is a diversified financial data and tools provider based in Austin, Texas. From its inception, BBFS' charter was to further expand the financial services it provides, either organically or by acquisition. Its founder, Scott Brown, is an industry veteran with decades of experience growing businesses and completing acquisitions within the financial data and tools sector. BBFS has identified a significant opportunity in the fragmented financial data and tools industry, where many companies that were formed over the past 20 years, addressing a particular industry niche, find themselves unable to grow as capital for fueling growth is difficult to obtain in their small to mid-size companies. Due to the experience of BBFS' management, the company believes that it will be successful in raising the necessary capital to begin rolling up these niche players.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss was not material to these financial statements.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery & Equipment	10-15 years

Intangible Assets

The Company capitalizes its computer software, application development and website. Intangibles assets will be amortized over the expected useful period, which may be as long as 10 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of services, Newsware Fees, Dial Data Subscriptions, and Management Fees.

Cost of sales

Costs of goods sold include the cost of subscription fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $0 and $7,604, which is included in sales and marketing expense.

Income Taxes

Brown Box Financial Services, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 7, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments.

Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term.

We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized.

Operating lease expense under the new standard is recognized on a straight-line basis over them lease term.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021		Recognition of Operating Leases		Total Effects of Adoption		With effect of lease accounting standard update January 1, 2022	
Assets								
Right of use asset, net	$	-	$	115,597	$	115,597	$	115,597
Liabilities								
Current Portion of Lease Obligation	$	-	$	12,333	$	12,333	$	12,333
Lease Obligation	$	-	$	111,366	$	111,366	$	111,366
Equity								
Retained Earnings	$	-	$	(8,102)	$	(8,102)	$	(8,102)
Total	$	-	$	231,194	$	231,194	$	231,194

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2023		2022	
Prepaid Expenses	$	731	$	731
Prepaid Insurance		254		254
Due from FreeRealTime Intercompany		41,667		5,367
Due from Trade Talk Web App		2,527		-
Total Prepaids and Other Current Assets	$	45,179	$	6,352

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023		2022	
Tax Payable	$	-	$	2,501
Total Other Current Liabilities	$	-	$	2,501

Note receivable consist of the following items:

Borrower	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Receivable	Current Portion	Non-Current Portion	Total Receivable
Hash Finance LLC	$ 206,166	1.00%	2021	Not Set	$ 206,466	$ -	$ 206,466	$ 186,166	$ -	$ 186,166

4. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Machinery & Equipment	$ 45,283	$ 45,283
Property and Equipment, at Cost	**45,283**	**45,283**
Accumulated depreciation	(13,488)	(10,117)
Property and Equipment, Net	**$ 31,795**	**$ 35,166**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $3,371 and $3,375 respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consists of:

As of Year Ended December 31,	2023	2022
Computer Software	$ 485,770	$ 485,770
API Development	32,300	3,500
Dial Data/AIQ Development	24,915	24,915
Website Development	14,615	14,615
Web App Development	82,475	82,475
Intangible assets, at cost	**640,075**	**611,275**
Accumulated amortization	(214,025)	(151,426)
Intangible assets, Net	**$ 426,050**	**$ 459,849**

Entire intangible assets have been amortized. Amortization expense for intangible assets for the fiscal year ended December 31, 2023, and 2022 was in the amount of $62,599 and $40,432 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense
2024	$ 62,599
2025	62,599
2026	62,599
2027	62,599
Thereafter	175,654
Total	**$ 426,050**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.001. As of December 31, 2023, and December 31, 2022, 40,000,000 have been issued and are outstanding.

7. WARRANTS

The Company granted warrants in 2022 and the preceding years. The warrants were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for warrants granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee warrant.

The Company determined the expected volatility assumption for warrants granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future warrants grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for warrants granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	$	500,000	$ 0.00	-
Granted		1,000,000	-	-
Exercised		-	-	-
Expired/Cancelled		-	-	-
Outstanding at December 31, 2022	$	1,500,000	$ 0.00	2.03
Exercisable warrants at December 31, 2022	$	1,500,000	$ 0.00	2.03
Granted		-	-	-
Exercised		-	-	-
Expired/Cancelled		-	-	-
Outstanding at December 31, 2023	$	1,500,000	$ 0.00	1.03
Exercisable warrants at December 31, 2023	$	1,500,000	$ 0.00	1.03

Warrants expenses for the years ended December 31, 2023, and December 31, 2022, were $0 and $5,355, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Long Term Note - CStevens	$ 110,000	8.00%	7/1/2019	6/1/2023	$ -	$ -	$ -	$ 17,653	$ -	$ 17,653
Long Term Note - McBean	165,000	8.00%	7/1/2019	6/1/2023	-	-	-	24,063	-	24,063
SBA Loan	100,000	Prime rate + 2.75%	7/31/2018	7/31/2028	10,474	44,987	55,461	8,637	55,461	64,099
Five Star Bank SBA loan	350,000	Prime rate + 2.75%	6/20/2019	6/20/2029	34,043	184,509	218,552	34,997	218,552	253,549
Total					$ 44,517	$ 229,497	$ 274,014	$ 85,349	$ 274,014	$ 359,363

The summary of the future maturities is as follows:

As of Year Ended December 31,

2024	$ 44,517
2025	46,557
2026	50,633
2027	55,053
2028	53,769
Thereafter	23,484
Total	**$ 274,014**

Owner Loans

During the years presented, the Company borrowed money from the owner, Cynthia Stevens. The details of the loans from the owners are as follows:

Description	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 31, 2023			As of December 31, 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Cynthia Stevens	$ 7,334	0.00%	2022	No set maturity	$ -	$ -	$ -	$ 7,334	$ -	$ 7,334

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

9. LEASES

The Company has three operating leases for business premises, The Company's leases have terms maturing through 2028. Monthly payments range from $2,704 to $3,026 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating leases as of December 31, 2023, and 2022 were 4.5 years and 3.5 years, respectively.

The weighted average discount rate for operating leases as of December 31, 2023, and 2022 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2023, are as follows:

For the Year Ended December 31,		
2024	$	32,872
2025		34,312
2026		31,708
2027		27,773
2028		14,092
Thereafter		-
Present Value Discount		(25,698)
Total	$	**140,757**

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

As of Year Ended December 31,	2023		2022	
Net Operating Loss	$	2,437	$	(25,959)
Valuation Allowance		(2,437)		25,959
Net Provision for Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of Year Ended December 31,	2023		2022	
Net Operating Loss	$	(23,522)	$	(25,959)
Valuation Allowance		23,522		25,959
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $112,009, and the Company had state net operating loss ("NOL") carryforwards of approximately $112,009. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

In 2022, the Company borrowed money from the owner, Cynthia Stevens. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $0 and $7,334, respectively.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through May 7, 2024 the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.